CREDEX CORPORATION
                                     454 Treemont Drive
                                   Orange City, FL  32763
                                     386-218-6823 phone

December 16, 2010

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

 Re:	Credex Corporation
	Amendment No. 1 to Registration Statement on Form 10
	Filed November 15, 2010
	Form 10-Q for the Fiscal Quarter Ended September 30, 2010
	File No. 0-54142
	Registration Statement on Form S-1
	Filed November 4, 2010
	File No.  333-170829

Dear Mr. Clampitt:

     We have received your comment letter dated December 8, 2010. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding your intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised Form 10-12g/A Second Amendment and Form S/1 A First Amendment.

	Our responses to your comments are as follows:

Form 10-12g/A First Amendment

General
1. See pages 32 and 33. The date of each sale is listed under the column entitled DATE. The Reg D closed on December 31, 2008.

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2.  The company has added the following at page 7 under Business:

Milestones

     File an S-1 to register and sell, if a public market develops, common stock to raise up to $500,000.00. To become effective by April 1, 2011. We estimate that, if a market develops, it will take 3 to 6 months to raise these funds.

     Once we have raised at least $250,000.00 we will hire a management team member with debt collection experience to supervise our contract collectors. We estimate that, if a market develops, it will take 4 months to raise these funds and hire this person. Date is now
     August 1, 2011.

     Contract with debt collection firm or firms. We estimate this to take 1 month. The date is now September 1, 2011.

     Purchase portfolio(s) We estimate this to take 1 month. The date is now October 1, 2011.

     Collection efforts begin. The date is now October 1, 2011.

     Purchase Primary and Secondary at a price not to exceed 3% of the face value of the portfolios that is credit card debt only.

     Use collection agencies for all collections with a fixed cost not to exceed 35% of what is collected.

     Create Planned Payment Arrangements (PPA) for up to six months.

     Sell the remainder of the portfolio, deemed uncollectible, after six months.

Narrative Description of the Business

3. The authoritative basis is found in the last two paragraphs on page 10 which also continues on page 11.

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Products and Services

4. We have defined products on page 5 under Products and Services. Our products are portfolios of credit card debt. Like a car dealer's products are cars. In addition these portfolios are to some extent repackaged and resold, hence they are a "product". See page 7 "Portfolio Sale". If you prefer we can remove Product(s) and substitute portfolios.

Product Servicing/Outsourcing Description

5. We can rely on the collecting performance history of the collectors with whom we contract. We can also rely on information available from Kaulikn and Ginsberg and Inside ARM.

6. The Company will supervise collection efforts to see that the procedures are followed.

	Collection notices may be mailed.

Risk Factors

7. We have revised the subheadings in the Risk Factors to express cause and effect.

8.  We do have experienced accounting oversight.  Per Mr. Salmond's Resume.

We have reinstated all material Risk Factors please see pages 12 through 19.

9.  We have separated the three Risk Factors delineated as follows:

If it is not successful in selling its shares, when offered, Credex may go out of business.

When it offers its shares for sale to the public, Credex may be unsuccessful because it has no operations, it has no public market for its shares, and it has not implemented its business plan.

If Credex does not attain its goals for growth, the Company may go out of business.

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Credex has not implemented its business plan, has not hired needed key personnel, and the required funding for implementation of planned operations.
 Because of these factors, Credex may not achieve its business goal for growth.

If Credex does not reach profitability from its operations, Credex may go out of business.

Credex may not reach profitability from operations because of the competition it faces, funding needed for key personnel and implementation of the planned operations, and meeting of its milestones in the next twelve months. [Refer to page 7 ]

No Historical Basis for Management's Opinion

10. Daily operations. Which to this point have involved almost exclusively the securing of capital so the Company can execute it's business plan.

Market Price of and Dividends On the Registrant's Common Equity......

11.  We have revised Item 9 to state the following:

  ITEM 9. MARKET PRICE OF AND DIVIDENDS ON, THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

  Glendale Securities of Sherman Oaks, California has agreed with the Company to seek permission to quote the Company's stock on the Over-the-Counter Bulletin Board or the Pink Quotation Bulletin Board. The Bulletin Board interdealer systems both require current information on file with the SEC. They also provide somewhat real time information as to trades in quoted securities. The Pink Sheets do not require current information to be on file and the current tracking of trades in less than real time.

  Once a market exists for the Company's stock the Company will determine what steps need to be taken to raise the equity capital needed to implement the corporate business plan.

  The common stock has not traded on any market and has no market value. No market may develop.

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  We intend to have our stock quoted on the Over the Counter Bulletin Board, a
  FINRA sponsored and operated inter dealer automated quotation system or quoted by the Pink Quotation System. Quotation of our securities on the Over the Counter Bulletin Board will limit the liquidity and price of our securities more than if the securities were listed on an exchange.

  No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received there from would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's Shareholders.

Certain Relationships and Related Transactions

12. We have revised to clarify how Cypress Bend is a related party on page(s)30. Cypress Bend is the only company we know that has combined management skills, fund raising skills, accounting skills, legal skills, experience with the SEC filings, and experience with the needed requirements for a company to operate in the public environment. Given the loss of our past president who had died, the Directors of the Company believe this was their only viable alternative given the circumstances.

  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  No officer or director is related to or has any relationship with any other officer or director.

  Credex has entered into a management contract with Cypress. This contract provides that Cypress will provide operational support to Credex and to take Credex Public through Form 10 and S-1 filings with the Securities and Exchange Commission. Cypress will return the shares it owns to Treasury Stock upon completion of its contract obligations and receiving payment in full for its services. Cypress is a Nevada, LLC formed on July 7, 2010 with three members. As part of the agreement Steven G. Salmond, a member of Cypress Bend, was installed as Secretary, treasurer, CFO and Director of Credex. Cypress has a business plan to provide services similar to those provided to Credex. Credex is Cypress's first client.

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  The Company has entered into subscription agreements to sell its stock as shown in Item 10.

  Each purchaser of stock pursuant to the Private Placement Memorandum signed a subscription agreement. All of these subscription agreements are the same. A specimen is attached as Exhibit 10.2.

Recent Sales of Unregisterd Stock

13. The sale of all of this unregistered stock was not pursuant to any public offering. The stock was not advertised in any media. No solicitation in any form was made to the general public.

  Sales of stock incurred in:
  Texas - 1 sale
  Massachusetts - 1 sale
  Connecticut - 1 sale
  Maine - 2 sales
  North Carolina - 2 sales
  New Jersey - 3 sales
  Florida 19 - sales
  Mississippi - 1 sale

  These sales were all exempt from state registration requirements because of the limited number of sales.

            Form 10-Q for the Fiscal Quarter Ended September 30, 2009
                               Financial Statements

Note E- Related Parties

14.  We have revised NOTE E Paragraph 5 to disclose the agreed upon services.

   5.  Provide day-to-day operational management of the Company.

   In exchange for these services, which the Company anticipates will last for a six month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period.

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   Also, as part of the contract Steven G. Salmond, a member of Cypress Bend was installed as Secretary, treasurer, CFO and Director of the Company. As a condition precedent, the fee liability does not become due until all the services stated in the agreement have been completed. Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury.

15. We have revised to conform to all disclosures to all comments issued on our Form 10 and S-1.

                                     Form S-1

General

16. Cypress Bend shares have been removed from the list of shareholder shares being offered in this registration. This action makes the offering less than 50% of the outstanding shares of Credex, which we believe would bring the offering into compliance with Rule 415(a)(4) of Regulation C.

17. Cypress Bend shares have been removed from the list of shareholder shares being offered in this registration. This action brings the offering consistent with the disclosure on page 26 of the Company's amended Form 10, which indicates the shares will be returned to the Company.

18.  We have revised all disclosure to our Form 10 and Form 10-Q.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Denise Leonardo
Denise Leonardo
President


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